Press Release

North America's Railroad

CN reports Q2-2018 financial results

CN raises financial outlook following swift network recovery and solid top-line growth; continued strong demand and capital investments build momentum for second half of year

MONTREAL, July 24, 2018 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the second quarter ended June 30, 2018.

Financial results highlights
Second-quarter 2018 compared to second-quarter 2017
•	Net income increased by 27 per cent to C$1,310 million.
•	Diluted earnings per share (EPS) increased by 30 per cent to C$1.77.
•	Adjusted net income increased by 11 per cent to C$1,120 million. (1)
•	Adjusted diluted EPS increased by 13 per cent to C$1.51. (1)
•	Operating income increased by seven per cent to C$1,519 million.
•	Revenues increased by nine per cent to C$3,631 million.
•	Revenue ton-miles (RTMs) increased by seven per cent and carloadings increased by six per cent.
•	Operating expenses increased by 10 per cent to C$2,112 million.
•	Operating ratio of 58.2 per cent, an increase of 0.7 points over the second-quarter 2017 (and an improvement of 9.6 points over the first-quarter 2018).
•	Free cash flow (1) for the first half of 2018 was C$1,296 million, compared with C$1,659 million for the year-earlier period.

"Our entire team pulled together quickly to turn around our operational performance following a challenging winter, delivering a best-in-class operating ratio of 58.2 per cent in the quarter," said JJ Ruest, president and chief executive officer of CN. "Record capital investments in new equipment and expanded infrastructure are on schedule, as we advance important projects that will give us the capacity and resiliency to serve the market at the industry-leading standard we and our customers expect.

"With these investments and hundreds of new qualified transportation crews in the field, CN has the momentum for a strong second half, meeting the growing economic needs of our customers and exporters, and producing value for our shareholders," Ruest added.

Updated 2018 financial outlook (2)
Following strong second-quarter performance and with a robust demand environment, CN now aims to deliver 2018 adjusted diluted EPS in the range of C$5.30 to C$5.45 versus last year's adjusted diluted EPS of C$4.99 (compared to its financial outlook of April 23, 2018, which called for 2018 adjusted diluted EPS in the range of C$5.10 to C$5.25). (1)

CN has also increased its 2018 capital program by C$100 million to C$3.5 billion, with additional capital investment primarily going toward the purchase of new rail cars.

1    CN | 2018 Quarterly Review – Second Quarter

Press Release

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. The fluctuation of the Canadian dollar relative to the U.S. dollar affects the conversion of the Company's U.S.-dollar-denominated revenues and expenses. On a constant currency basis, (1) CN's net income for the second quarter of 2018 would have been higher by C$30 million, or C$0.04 per diluted share.

Second-quarter 2018 revenues, traffic volumes and expenses
Revenues for the second quarter of 2018 were C$3,631 million, an increase of C$302 million or nine per cent, when compared to the same period in 2017. Revenues increased for petroleum and chemicals (C$67 million or 12 per cent), grain and fertilizers (C$61 million or 12 per cent), metals and minerals (C$58 million or 15 per cent), coal (C$49 million or 39 per cent), intermodal (C$48 million or six per cent) and forest products (C$26 million or six per cent). Revenues declined for other revenues (C$5 million or two per cent) and automotive (C$2 million or one per cent).

The increase in revenues was mainly attributable to increased volumes of Canadian grain, coal, overseas intermodal traffic, frac sand, refined petroleum products and U.S. grain; freight rate increases; and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.

RTMs, measuring the relative weight and distance of rail freight transported by CN, increased by seven per cent from the year-earlier quarter. Rail freight revenue per RTM increased by two per cent over the year-earlier period, mainly driven by freight rate increases and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.

Carloadings for the quarter increased by six per cent to 1,506 thousand.

Operating expenses for the second quarter increased by 10 per cent to C$2,112 million, mainly driven by higher fuel prices, higher labour costs as a result of an increase in headcount and higher training costs for new employees, and higher purchased services and material costs as a result of increased volumes of traffic; partly offset by the positive translation impact of a stronger Canadian dollar.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, and free cash flow. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted EPS outlook (2) excludes the expected impact of certain income and expense items. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted EPS outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

2    CN | 2018 Quarterly Review – Second Quarter

Press Release

2018 key assumptions
CN has made a number of economic and market assumptions in preparing its 2018 outlook. The Company is assuming that North American industrial production for the year will increase in the range of two to three per cent, and assumes U.S. housing starts of approximately 1.25 million units and U.S. motor vehicle sales of approximately 17 million units. For the 2017/2018 crop year, the grain crops in both Canada and the United States were above their respective three-year averages. The Company assumes that the 2018/2019 grain crops in both Canada and the United States will be in line with their respective three-year averages. CN now assumes total RTMs in 2018 will increase in the range of five to seven per cent (compared to its April 23, 2018 assumption in the range of two to four per cent) versus 2017. CN assumes continued pricing above inflation. CN now assumes that in 2018, the value of the Canadian dollar in U.S. currency will be in the range of $0.75 to $0.80 (compared to its April 23, 2018 assumption of approximately $0.80), and assumes that in 2018 the average price of crude oil (West Texas Intermediate) will be in the range of US$60 to US$70 per barrel. In 2018, CN now plans to invest approximately C$3.5 billion in its capital program (compared to its April 23, 2018 plan to invest approximately C$3.4 billion in its capital program), of which C$1.6 billion is still targeted toward track infrastructure maintenance.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management's Discussion and Analysis in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

This earnings news release is available on the Company's website at www.cn.ca/en/investors/financial-results/ and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

CN is a true backbone of the economy whose team of more than 25,000 railroaders transports more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Patrick Waldron	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-8803	(514) 399-0052

3    CN | 2018 Quarterly Review – Second Quarter

Selected Railroad Statistics – unaudited

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,631	3,329	6,825	6,535
Rail freight revenues ($ millions)	3,418	3,111	6,484	6,186
Operating income ($ millions) (2)	1,519	1,415	2,549	2,639
Net income ($ millions)	1,310	1,031	2,051	1,915
Adjusted net income ($ millions) (3)	1,120	1,013	1,861	1,892
Diluted earnings per share ($)	1.77	1.36	2.77	2.51
Adjusted diluted earnings per share ($) (3)	1.51	1.34	2.51	2.48
Free cash flow ($ millions) (3)	974	811	1,296	1,659
Gross property additions ($ millions)	840	675	1,265	1,071
Share repurchases ($ millions)	385	521	1,016	1,012
Dividends per share ($)	0.4550	0.4125	0.9100	0.8250
Financial position (1)
Total assets ($ millions)	39,805	37,245	39,805	37,245
Total liabilities ($ millions)	22,436	22,194	22,436	22,194
Shareholders' equity ($ millions)	17,369	15,051	17,369	15,051
Financial ratio
Operating ratio (%) (2)	58.2	57.5	62.7	59.6
Operational measures (4)
Statistical operating data
Gross ton miles (GTMs) (millions)	123,540	117,195	236,580	233,430
Revenue ton miles (RTMs) (millions)	63,021	58,789	120,206	118,565
Carloads (thousands)	1,506	1,424	2,914	2,792
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500	19,500
Employees (end of period)	25,654	23,089	25,654	23,089
Employees (average for the period)	25,275	22,858	24,871	22,627
Key operating measures
Rail freight revenue per RTM (cents)	5.42	5.29	5.39	5.22
Rail freight revenue per carload ($)	2,270	2,185	2,225	2,216
GTMs per average number of employees (thousands)	4,888	5,127	9,512	10,316
Operating expenses per GTM (cents) (2)	1.71	1.63	1.81	1.67
Labor and fringe benefits expense per GTM (cents) (2)	0.52	0.52	0.58	0.54
Diesel fuel consumed (US gallons in millions)	113.7	108.9	226.5	222.1
Average fuel price ($/US gallon)	3.37	2.65	3.26	2.70
GTMs per US gallon of fuel consumed	1,087	1,076	1,045	1,051
Terminal dwell (hours)	17.0	14.6	19.1	15.0
Train velocity (miles per hour)	22.7	26.1	22.3	25.9
Safety indicators (5)
Injury frequency rate (per 200,000 person hours)	1.62	1.54	1.87	1.71
Accident rate (per million train miles)	2.48	1.61	2.33	1.58

(1) Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2) The Company adopted Accounting Standards Update (ASU) 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. See Note 2 – Recent accounting pronouncements to CN's
     2018 unaudited Interim Consolidated Financial Statements for additional information.

(3) See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.
(4) Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data has been restated. Definitions of these indicators are provided on CN's website, www.cn.ca/glossary.

(5) Based on Federal Railroad Administration (FRA) reporting criteria.

4    CN | 2018 Quarterly Review – Second Quarter

Supplementary Information – unaudited

	Three months ended June 30				Six months ended June 30

	2018	2017	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2018	2017	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	616	549	12%	16%	1,180	1,133	4%	8%
Metals and minerals	447	389	15%	19%	835	750	11%	15%
Forest products	490	464	6%	9%	912	911	-	4%
Coal	175	126	39%	42%	317	255	24%	27%
Grain and fertilizers	591	530	12%	14%	1,130	1,137	(1%)	2%
Intermodal	863	815	6%	7%	1,677	1,557	8%	9%
Automotive	236	238	(1%)	2%	433	443	(2%)	1%
Total rail freight revenues	3,418	3,111	10%	13%	6,484	6,186	5%	8%
Other revenues	213	218	(2%)	-	341	349	(2%)	1%
Total revenues	3,631	3,329	9%	12%	6,825	6,535	4%	7%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	11,553	11,027	5%	5%	22,172	22,855	(3%)	(3%)
Metals and minerals	7,544	6,887	10%	10%	14,482	13,330	9%	9%
Forest products	7,922	7,789	2%	2%	14,883	15,479	(4%)	(4%)
Coal	4,734	3,355	41%	41%	8,442	6,957	21%	21%
Grain and fertilizers	14,585	13,415	9%	9%	28,190	28,902	(2%)	(2%)
Intermodal	15,533	15,109	3%	3%	29,901	28,813	4%	4%
Automotive	1,150	1,207	(5%)	(5%)	2,136	2,229	(4%)	(4%)
Total RTMs	63,021	58,789	7%	7%	120,206	118,565	1%	1%
Rail freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	5.33	4.98	7%	11%	5.32	4.96	7%	11%
Metals and minerals	5.93	5.65	5%	9%	5.77	5.63	2%	6%
Forest products	6.19	5.96	4%	7%	6.13	5.89	4%	8%
Coal	3.70	3.76	(2%)	1%	3.76	3.67	2%	5%
Grain and fertilizers	4.05	3.95	3%	5%	4.01	3.93	2%	4%
Intermodal	5.56	5.39	3%	5%	5.61	5.40	4%	6%
Automotive	20.52	19.72	4%	7%	20.27	19.87	2%	5%
Total rail freight revenue / RTM	5.42	5.29	2%	5%	5.39	5.22	3%	6%
Carloads (thousands) (3)
Petroleum and chemicals	155	149	4%	4%	308	306	1%	1%
Metals and minerals	265	245	8%	8%	507	477	6%	6%
Forest products	109	108	1%	1%	209	215	(3%)	(3%)
Coal	86	71	21%	21%	166	144	15%	15%
Grain and fertilizers	162	149	9%	9%	307	313	(2%)	(2%)
Intermodal	657	628	5%	5%	1,281	1,196	7%	7%
Automotive	72	74	(3%)	(3%)	136	141	(4%)	(4%)
Total carloads	1,506	1,424	6%	6%	2,914	2,792	4%	4%
Rail freight revenue / carload ($) (2) (3)
Petroleum and chemicals	3,974	3,685	8%	11%	3,831	3,703	3%	7%
Metals and minerals	1,687	1,588	6%	10%	1,647	1,572	5%	9%
Forest products	4,495	4,296	5%	8%	4,364	4,237	3%	6%
Coal	2,035	1,775	15%	17%	1,910	1,771	8%	11%
Grain and fertilizers	3,648	3,557	3%	5%	3,681	3,633	1%	4%
Intermodal	1,314	1,298	1%	3%	1,309	1,302	1%	2%
Automotive	3,278	3,216	2%	5%	3,184	3,142	1%	5%
Total rail freight revenue / carload	2,270	2,185	4%	7%	2,225	2,216	-	3%

(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(2) Amounts expressed in Canadian dollars.
(3) Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

5    CN | 2018 Quarterly Review – Second Quarter

Non-GAAP Measures – unaudited

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three and six months ended June 30, 2018, the Company's adjusted net income was $1,120 million, or $1.51 per diluted share, and $1,861 million, or $2.51 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2018 exclude a gain on transfer of the Company's capital lease in the passenger rail facilities in downtown Montreal together with its interests in related railway operating agreements (the "Central Station Railway Lease") of $184 million, or $156 million after-tax ($0.21 per diluted share), and a gain on disposal of land located in Calgary, excluding the rail fixtures (the "Calgary Industrial Lead"), of $39 million, or $34 million after-tax ($0.05 per diluted share).
For the three and six months ended June 30, 2017, the Company's adjusted net income was $1,013 million, or $1.34 per diluted share, and $1,892 million, or $2.48 per diluted share, respectively. The adjusted figures for the three months ended June 30, 2017 exclude a deferred income tax recovery of $18 million ($0.02 per diluted share), resulting from the enactment of a lower provincial corporate income tax rate. The adjusted figures for the six months ended June 30, 2017 exclude a deferred income tax recovery of $18 million ($0.02 per diluted share) in the second quarter and $5 million ($0.01 per diluted share) in the first quarter, resulting from the enactment of lower provincial corporate income tax rates.
The following table provides a reconciliation of net income and earnings per share, as reported for the three and six months ended June 30, 2018 and 2017, to the adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2018	2017	2018	2017
Net income as reported	$1,310	$1,031	$2,051	$1,915
Adjustments:
Other income	(223)	-	(223)	-
Income tax expense (recovery) (1)	33	(18)	33	(23)
Adjusted net income	$1,120	$1,013	$1,861	$1,892
Basic earnings per share as reported	$1.78	$1.36	$2.78	$2.52
Impact of adjustments, per share	(0.26)	(0.02)	(0.26)	(0.03)
Adjusted basic earnings per share	$1.52	$1.34	$2.52	$2.49
Diluted earnings per share as reported	$1.77	$1.36	$2.77	$2.51
Impact of adjustments, per share	(0.26)	(0.02)	(0.26)	(0.03)
Adjusted diluted earnings per share	$1.51	$1.34	$2.51	$2.48

(1) The tax effect of adjustments to Other Income reflects tax rates in the applicable jurisdiction and the nature of the item for tax purposes.

6    CN | 2018 Quarterly Review – Second Quarter

Non-GAAP Measures – unaudited

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.29 and $1.28 per US$1.00 for the three and six months ended June 30, 2018, respectively, and $1.35 and $1.33 per US$1.00 for the three and six months ended June 30, 2017, respectively.
On a constant currency basis, the Company's net income for the three and six months ended June 30, 2018 would have been higher by $30 million ($0.04 per diluted share) and $54 million ($0.07 per diluted share), respectively.

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported to free cash flow for the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30		Six months ended June 30
In millions	2018	2017	2018	2017
Net cash provided by operating activities	$1,682	$1,505	$2,437	$2,761
Net cash used in investing activities	(708)	(694)	(1,141)	(1,102)
Free cash flow	$974	$811	$1,296	$1,659

7    CN | 2018 Quarterly Review – Second Quarter

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2018	2017
Debt		$11,874	$10,557
Adjustments:
Present value of operating lease commitments (1)		491	488
Pension plans in deficiency		459	438
Adjusted debt (2)		$12,824	$11,483
Net income		$5,620	$3,905
Interest expense		482	486
Income tax expense (recovery)		(396)	1,303
Depreciation and amortization		1,285	1,271
EBITDA		6,991	6,965
Adjustments:
Other income		(244)	(94)
Other components of net periodic benefit income		(309)	(294)
Operating lease expense		195	191
Adjusted EBITDA (2)		$6,633	$6,768
Adjusted debt-to-adjusted EBITDA multiple (times)		1.93	1.70

(1) Operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.
(2) In the first quarter of 2018, the Company redefined adjusted debt to include pension plans in deficiency, and adjusted EBITDA to exclude other components of net periodic benefit income and operating lease expense in order to better align the Company's definition of adjusted debt-to-adjusted EBITDA multiple with similar measures used by credit rating agencies. Comparative figures have been adjusted to conform to the current definition.

8    CN | 2018 Quarterly Review – Second Quarter